
February 5, 2013

Via E-mail
Gordon A. Milne
CFO
The Ryland Group, Inc.
3011 Townsgate Road, Suite 200
Westlake Village, California 91361-3027

> **Re:** **The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response dated January 29, 2013**
> **File No. 1-8029**

Dear Mr. Milne:

We have reviewed your response letter dated January 29, 2013, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 20

1. We note your response to prior comment 2. Please confirm your future discussion and analysis of segment operating results will address market conditions, economic and competitive factors and trends, and your expectations for future conditions, when these matters are necessary to provide an investor with an understanding of the business through the eyes of management. Refer to SEC Release 33-8350.

Impairments, page 29

2. We note your response to comment 3 in our letter dated December 27, 2012, and we continue to request that you expand your discussion and analysis of the impairment charges recognized during each of the periods presented to the extent material to your consolidated or segment operating results to clearly explain to investors the specific facts and circumstances

that led to the recognition of the $13.7 million inventory impairment charges for fiscal year 2011 and the $32.2 million inventory impairment charges for fiscal year 2010. Please provide us with the disclosure you intend to include in your future filings.

3. We note your response to comment 4 in our letter dated December 27, 2012. In future filings, please expand your disclosure to clarify that you recognized $5.7 million impairment charges for eight communities in which you expect to build homes and $8 million impairment charges for ten communities with land and lots held for immediate sale. This additional disclosure will allow investors to understand the relationship between the specific disclosures and the table summary of the total number of communities impaired.

Note K: Commitments and Contingencies, page 65

4. We note your response to comment 6 in our letter dated December 27, 2012, in which you note that you are unable to estimate the amount of reasonably possible loss in excess of accrual. As previously requested, please provide us with the disclosure you intend to include in future filings in response to this comment, which may be provided on an aggregate basis.

5. We further note your description of your quarterly process to attempt to develop a range of reasonably possible loss in excess of accrual for disclosure purposes. Specifically, we note your statement that outside counsel routinely discloses to you that ultimate losses may not be reasonably determined. While we understand that there are uncertainties associated with estimating the amount of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. As such, please revise your disclosure in future filings to disclose an estimate of the reasonably possible loss or range of loss, or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. Otherwise, please provide us with a better understanding of the reasonable efforts you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss in excess of accrual for disclosure purposes. For each material matter, please provide us with the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief